# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORAMED PHARMACEUTICALS INC., CIK 0001176309
CUSIP: 68403P203
Title of class of securities: Common Stock par value $0.012 per share
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Third Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 02/11/2025
Filed by CIK 0001351779
Persons authorized to receive notices and communications: Nadav Kidron, c/o Oramed Pharmaceuticals Inc., 1185 Avenue of the Americas, Third Floor, New York, New York (NY), 10036, (844) 967-2633

## Reporting persons
- Nadav Kidron (CIK 0001351779): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 2,898,126; shared voting power 218,603; sole dispositive power 2,898,126; shared dispositive power 0; aggregate amount beneficially owned 3,116,729 (7.6% of the class)
  Comment: (1) Includes 762,750 shares of Common Stock issuable upon the exercise of outstanding stock options that are exercisable or issuable within 60 days of February 11, 2025, 63,541 restricted stock units ("RSUs") that shall vest within 60 days of February 11, 2025 and 73,500 RSUs that were vested but not yet issued.
  
  (2) Consists of 218,603 shares of Common Stock held by Xiaopeng Li, a former director of the Company.
  
  (3) Based upon 41,003,600 shares of Common Stock issued and outstanding as of August 12, 2025, as reported in Issuer's Quarterly Report on Form 10-Q filed on August 14, 2025. The amount of additional shares of Common Stock that Mr. Kidron has the right to acquire within 60 days of February 11, 2025 (137,041 shares) are deemed to be outstanding for purposes of calculating his beneficial ownership percentage.

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $0.012 per share
Name of issuer: ORAMED PHARMACEUTICALS INC.
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Third Floor, New York, New York (NY), 10036
Comment: This amendment No. 1 ("Amendment No. 1"), which amends the Schedule 13D originally filed with the Securities and Exchange Commission on March 22, 2024 (the "Original Schedule 13D"), relates to the common stock, par value $0.012 per share, ("Common Stock") of Oramed Pharmaceuticals Inc., a company incorporated in the state of Delaware (the "Issuer" or "Company"). Except as set forth herein, the Original Schedule 13D, as amended prior to this Amendment No. 1, is unmodified and remains in full force and effect. The principal executive offices of the Issuer are located at 1185 Avenue of the Americas, Third Floor, New York, NY 10036.

## Item 2. Identity and Background
Name of person filing: This item is not being amended by this Amendment No. 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended as follows:

Since the filing of the Original Schedule 13D on March 22, 2024, the Issuer has granted the Reporting Person the following:

45,000 RSUs that were granted on November 7, 2024 and vested immediately on November 7, 2024.

433,500 RSUs that were granted on January 2, 2025, and vest in equal quarterly installments of approximately 36,125 over a three-year period starting with the first quarterly vesting having occurred on January 2, 2025. As of August 1, 2025, 108,375 of the 433,500 RSUs have vested.

186,000 Performance Stock Units ("PSUs") that were granted on January 2, 2025 and vested on February 11, 2025 based on the achievement of applicable performance criteria.

The Reporting Person was previously granted 141,000 PSUs on January 4, 2024, and 100,000 PSUs on February 3, 2021 that vested on February 11, 2025 based on the achievement of applicable performance criteria.

## Item 4. Purpose of Transaction
Purpose of transaction: This item is not being amended by this Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information provided herein is based upon 41,003,600 shares of Common Stock issued and outstanding as of August 12, 2025, as reported in Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025.

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 in the table on page 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is 3,116,729, which represents approximately 7.6% of the aggregate number of shares of Common Stock issued and outstanding and acquirable by the Reporting Person upon the exercise of options to purchase shares of the Common Stock and vested RSUs. This includes: 1,998,335 shares of Common Stock which were acquired directly by the Reporting Person from time to time, 762,750 shares of Common Stock of the Issuer currently exercisable or exercisable within 60 days of February 11, 2025, 63,541 RSUs that shall vest within 60 days of February 11, 2025, 73,500 RSU that were vested but not yet issued, and 218,603 shares of Common Stock that are held by Ms. Li.

The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,898,126 shares of Common Stock of the Issuer. The Reporting Person has shared power, together with Ms. Li, to vote or direct the vote of 218,603 shares of Common Stock of the Issuer.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Person and, with respect to the shares held by Ms. Li, Ms. Li is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This item is not being amended by this Amendment No. 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: This item is not being amended by this Amendment No. 1.

## Signatures
- Nadav Kidron: /s/ Nadav Kidron, NADAV KIDRON (08/28/2025)